DYH & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

October 13, 2017

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Kiwa Bio-Tech Holdings Group Corporation
Commission File Number: 0001159275
Form 8-K dated October 11, 2017

Dear Sir or Madam:

We have read the statements of Kiwa Bio-Tech Holdings Group Corporation (the "Company") included under Item 4.02 of its Current Report on Form 8-K (the "8-K") filed with the Securities and Exchange Commission on October 11, 2017.

We agree in part and disagree in part with the Company's statements made in the 8-K. We agree that the Company's previously filed financial statements as of and for the year ended December 31, 2016, and for the periods ended March 31, 2017 and June 30, 2017, can no longer be relied upon. However, we disagree with the following statements made in the 8-K:

1. We do not agree that the date of earliest event on the cover of the 8-K should be October 11, 2017, as explained further below.

2. We disagree with the Company's following statement in the 8-K: "On or about October 5, 2017, the Company's previous registered independent accounting firm advised the Company that it believed that the Company did not properly disclose certain related party transactions between the Company and Kangtan Gerui (Beijing) Bio-Tech Co., Ltd. in the financial statements as of and for the year ended December 31, 2016, and elsewhere in the Form 10-K and the subsequent interim financial information in the Form 10-Q's for the periods ended March 31, 2017 and June 30, 2017", to the extent indicated below:

    (a) The first time we raised the issue of improper disclosure with the Company was on or about September 5, 2017, not October 5, 2017 as stated in the 8-K. Management of the Company never timely communicated to us in any form about the related party relationships between Feng Li, the Company's Secretary, a director and a principal stockholder of the Company, and Kangtan Gerui (Beijing) Bio-Tech Co., Ltd. ("Kangtan") and the related party transactions between the Company and Kangtan, until Marcum BP informed us about this on September 4, 2017 during a teleconference. Around that time, the Company was initially considering engaging Marcum BP as successor registered

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independent accountants to us, and the Company's management authorized us to respond fully and without limitation to inquiries being made by Marcum BP. After learning of the relationships between Ms. Li and Kangtan and the Company and Kangtan, we promptly communicated this discovery to Yvonne Wang, the Company's Chairman of the Board, Acting President, Chief Executive Officer and Chief Financial Officer, the following day, September 5, 2017, and she claimed that she was not aware of this related party relationship either. We understand that Ms. Li owns approximately 23% of the stock of Kangtan.

(b) We disagree with the Company's disclosure in the above-quoted sentence that limit the periods for which we advised the Company that amendment of certain previously-filed Quarterly Reports on Form 10-Q was appropriate. In a letter dated October 5, 2017, we advised the Company that the Company should amend the disclosure regarding the related party transactions as of and for the year ended December 31, 2016, and for the periods ended March 31, 2017 and June 30, 2017. However, following conversations with management, we orally amended our advice to the Company later on October 5, 2017 that, in addition to the periods referred to above, the Company should amend the disclosure regarding the related party relationships in the Company's previously filed Quarterly Reports for the periods ended March 31, 2016, June 30, 2016 and September 30, 2016. In addition, we informed the management that we must undertake additional procedures, and requested certain supporting documents and written narrative to describe fully the relationship between the Company and Kangtan. On October 8, 2017, we sent an e-mail to management and withdrew our letter dated October 5, 2017.

(c) We disagree with the Company's disclosure in the above-quoted sentence that fails to mention that we advised the Company that it should restate its financial statements in the Company's previously filed Quarterly Report for the three- and nine-month periods ended September 30, 2016. We believe that the Company's interim financial statements for the three-and nine-month periods ended September 30, 2016 should be restated due to a material overstatement of both Prepaid expenses and Equity in the amount of approximately $1.6 million, as discussed below.

During our audits of the Company's consolidated financial statements as of and for the year ended December 31, 2016, we noted that the Company issued approximately 1,710,800 shares of common stock to seven consultants (individuals or entities) in the three-month period ended September 30, 2016 in exchange for a variety of consulting services for service terms ranging from six months to 36 months. Determined as fair value based on the scopes of service in the several consulting agreements, the Company initially recorded approximately $1,688,300 as Prepaid expenses and Equity. At the end of September 2016, the Company realized approximately $0.1 million of

consulting expenses and amortized the same amount from Prepaid expenses, leaving a remaining balance of approximately $1.6 million Prepaid Expenses at September 30, 2016.

We determined this accounting treatment was not correct and based on our recalculation, we proposed an adjustment to reduce both Prepaid expenses and Equity for the overstated amount, and communicated the error to management of the Company. On April 10, 2017, via an e-mail, we communicated this to the predecessor auditor. The same e-mail was copied to management of the Company. On April 12, 2017, the predecessor auditor raised questions to us regarding our conclusion and we explained our reasoning in connection therewith. Since then, we have not heard anything from the predecessor auditor. On April 17, 2017, during our teleconference with Ms. Wang and other members of Company management, we again discussed this overstatement among other topics. Having not heard back, we communicated to management numerous times verbally during each quarterly interim financial review of the periods ended March 31, 2017 and June 30, 2017. Particularly, on June 8, 2017, during a lunch meeting with Ms. Wang, we discussed this overstatement issue again and repeated our opinion that the interim financial statements as of and for the three- and nine-month periods ended September 31, 2016 should be restated. On July 17, 2017, we sent a follow-up e-mail to Ms. Wang to remind her to consider the restatement and also suggested management consult with the Company's legal counsel and predecessor auditor on the matter.

3. We neither agree nor disagree that it was on October 11, 2017 that the Company's management or Board of Directors first concluded that the Company's previously issued consolidated financial statements: (i) for the year ended December 31, 2016 included in the Company's Annual Report on Form 10-K for the year then ended; and (ii) for the three months ended March 31, 2017 and the three and six months ended June 30, 2017 included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, respectively, should not be relied upon.

Sincerely,

DYH & Company

DYH & Company
Brea, California